UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 – NIRE 35.300.186.133

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 28, 2017

I. Date, Time and Place: On April 28th, 2017, at 10 a.m., at the headquarters of CPFL Energia S.A (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suit 142, Vila Olímpia, in the city and state of São Paulo.

II. Presiding Board: Presiding Board, Mr. Yuhai Hu, Chairman, and Secretary, Mrs. Gisélia da Silva, pursuant to Article 10 of the Company’s Bylaws.

III. Attendance: Shareholders representing seventy four point ninety nine per cent (74.99%) of the Company’s voting capital, as per the signatures in the Shareholders’ Attendance Book. Mr. André Dorf (Chief Executive Officer), Gustavo Estrella (Chief Financial and Investor Relations Officer), Luiz Eduardo do Amaral Osorio (Chief Legal and Institutional Relations Officer), Reginaldo Ferreira Alexandre (member of the Board of Directors), and Marcelo Magalhães Fernandes (representative of Deloitte Touche Tohmatsu Auditores Independentes).

IV. Call Notice: Published in the newspaper Valor Econômico, in the editions of March 28, 29 and 30, 2017 and in Diário Oficial do Estado de São Paulo, in the editions of March 28, 29 and 30, 2017.

V. Agenda:

Annual General Meeting: (a) To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2016; (b) To approve the proposal of allocation of net income for the fiscal year ended December 31, 2016 and the distribution of dividends; (c) To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws; (d) To elect the members of the Board of Directors; (e) To elect the members of the Fiscal Council; (f) To establish the overall compensation to be paid to the Company’s management for the period of May 2017 to April 2018; and (g) To establish the overall compensation to be paid to the members of the Fiscal Council for the period of May 2017 to April 2018.

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

Extraordinary General Meeting: (a) To rectify and ratify the overall compensation of the Company’s management approved for the period of May 2016 and April 2017 in the Annual and Extraordinary General Meeting of 2016; (b) To approve the amendment of the Company’s Bylaws in: (i) to amend item “b” of article 2 to exclude from the Company's corporate purpose the rendering services related to telecommunications and data transmission services; (ii) amend the sole paragraph of article 10 to reflect termination of the Company's Shareholders Agreement and provide for majority approval; (iii) exclude paragraph 2 of article 14 to reflect the termination of the Company's Shareholders Agreement; (iv) amend article 15 to modify the minimum number of members of the Company's Board of Directors; (v) amend paragraph 1 of article 15 to determine the number of independent members of the Company’s Board of Directors, as well as to exclude the reference to the definition of independent board member defined in the New Market Regulation; (vi) amend paragraph 2 of article 15 to exclude the provisions regarding the rounding off the number of independent board members and define the concept of independent board members; (vii) amend article 16 to reflect the termination of the Company's Shareholders Agreement; (viii) amend item "a" of article 17 to establish the competence of the Board of Directors to approve the election of the members of the Board of Directors and Board of Executive Officers in the direct and indirect subsidiaries and/or associates of the Company; (ix) amend the items "i", "k", "m", "n" and "s" of article 17 to define new thresholds; (x) amend paragraph 1 of article 17 to make an editorial adjustment; (xi) amend paragraph 2 of article 17 to allow the Meeting of the Board of Directors to be convened by the Vice-Chairman; (xii) amend article 18 to change the number of members of the Board of Executive Officers, create the position of Deputy Chief Executive Officer and modify the nomenclature of some of the positions of the Board of Executive Officers; (xiii) include the new item "b" in article 18 to define the responsibilities of the Deputy Chief Executive Officer; (xiv) amend the old item "c" of article 18 to reflect the exclusion of the rendering services related telecommunications services and transmission of data of the Company's corporate purpose; (xv) amend the old item "e" of article 18 to reflect the exclusion of the rendering services related telecommunication services and data transmission, as well as to include new responsibilities to the respective Officer to reflect the organizational adjustments; (xvi) amend the old item "f" of article 18 to reflect changes in the Company's organizational structure; (xvii) amend the old item "g" of article 18 to reflect the changes in the Company's organizational structure;(xviii) amend article 20 to confer powers on the Board of Directors to appoint the substitute to the position of Chief Executive Officer in case of vacancy; (xix) amend paragraph 1 of article 20 to confer powers on the Board of Directors to indicate among the members of the Board of Executive Officers the replacement for the Chief Executive Officer in his temporary

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

impediments; (xx) amend item “e” article 21 to define new thresholds; (xxi) amend article 26 to establish an exact number for the composition of the Fiscal Council; (xxii) include the new paragraph 1 to article 26 to establish that at least one member of the Fiscal Council shall be independent; (xxiii) exclude article 46 to reflect the termination of the Company's Shareholders Agreement; (xiv) amend article 47 to reflect the termination of the Company's Shareholders Agreement; and (xxv) renumber all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above; and (c) To approve the general consolidation of the Company’s Bylaws.

VI. Reading of Documents and Drawing Up of Minutes: (1) the reading of the documents related to the agenda of the Annual and Extraordinary General Meeting as waived by unanimous decision, since their contents were fully known by the shareholders;  (2) the statements of votes, protests and dissents presented were numbered, received and authenticated by the Presiding Board and will be filed at the Company’s headquarters, pursuant to Article 130, paragraph 1, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporation Law”); and (3) the drawing up of the minutes in summary form and its publication without the signatures of the shareholders was authorized, pursuant to Article 130, paragraphs 1 and 2 of Brazilian Corporation Law.

VII. Resolutions Taken: After discussing the matters related to the Agenda, the shareholders resolved:

In the Annual General Meeting:

(a) Approve, by majority of votes, with abstentions, including legal ones, and without any reservation with 745,940,304 votes in favor, representing 73.28% of the Company’s capital stock, 134,272 votes against, representing 0.01% of the Company’s capital stock and 17,229,956 abstentions, representing 1.69% of the Company’s capital stock, the Company's Individual and Consolidated Financial Statements and the Management Report related to the fiscal year ended December 31, 2016 and acknowledge the Independent Auditor’s- Deloitte Touche Tohmatsu Auditores Independentes and of the Fiscal Council, in the form of items “a” and “b” of article 8º and of the caput of article 27 of the Bylaws, registering its publication in Diário Oficial do Estado de São Paulo and in newspaper Valor Econômico in the edition of March 28, 2017;

(b) Approve, by majority of votes, with abstentions, with 763,194,376 votes in favor, representing 74.98% of the Company’s capital stock, 27,264 votes against, representing 0% of the Company’s capital stock and 82,892 abstentions, representing 0.01% of the

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

Company’s capital stock, according to the dispositions of item “c” of article 8 and paragraph 2nd of article 27 of the Bylaws, the Management proposal of allocation of the net income for the fiscal year ended December 31, 2016, which net income ascertained was nine hundred million, eight hundred and eighty four thousand, seven hundred and fifty reais and fifty-nine cents (R$ 900,884,750.59), plus the following amounts: (i) twenty-five million, seven hundred seventy-eight thousand, two hundred seventy-six reais and forty-three centavos (R$25,778,276.43) related to the reversal of comprehensive income; and (ii) three million, one hundred forty-four thousand, two hundred ninety-three reais and forty-three centavos (R$3,144,293.43) related to the reversal of time-barred dividends; resulting in the final amount for allocation of nine hundred twenty-nine million, eight hundred and seven thousand, three hundred and twenty reais and forty-five centavos (R$929,807,320.45), as it follows:

(i)          forty five million, forty four thousand, two hundred and thirty seven reais and fifty three cents (R$ 45,044,237.53) allocated to the legal reserve;

(ii)         one hundred and seventeen million, four hundred seventy seven thousand and six hundred eighty nine reais and thirty four cents (R$117,477,689.34) allocated to the statutory reserve for adjustment of financial assets of concession;

(iii)       five hundred and forty five million, five hundred and five thousand and three hundred and ninety three reais and fifty eight cents (R$545,505,393.58), allocated to the statutory reserve for working capital improvement reserve; and

(iv)       Ratification of the distribution of the amount of two hundred twenty one million and seven hundred eighty thousand reais (R$ 221,780,000.00), corresponding to 25.9% of the adjusted net income for the year ended December 31, 2016, already paid as interim dividends, being two hundred thirteen million, nine hundred and sixty thousand, one hundred and twenty-eight reais and twenty-seven cents (R$ 213,960,128.27) attributed to the mandatory dividend for the fiscal year of 2016, and an additional in the amount of seven million, eight hundred and nineteen thousand and eight hundred and seventy-one reais and seventy three cents (R$ 7,819,871.73).

(c) Approve, by majority of votes, with abstentions, with 763,167,256 votes in favor, representing 74.97% of the Company’s capital stock, 40.416 votes against, representing 0.0% of the Company’s capital stock and 96,860 abstentions, representing 0.01% of the Company’s capital stock the number of seven (07) effective members to compose the Board

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

of Directors, two (02) of them being an Independent Board Member, pursuant to the caput of article 15 of the Company’s Bylaws.

(d) Elect, by majority, to compose the Company’s Board of Directors, with term of office of one (1) year, or until the date of the Annual Shareholders Meeting that will be held on 2018, pursuant to item “d” of article 8 and article 15 of the Company’ Bylaws, as effective members:

(i) with 644,598,338 votes in favor, representing 63.33% of the Company’s capital stock, 3,712,235 votes against, representing 0.36 of the Company’s capital stock and 114,993,959 abstentions, representing 11.3% of the Company’s capital stock , Mr. YUHAI HU, Chinese, married, business manager, passport n. PE0827754, resident and domiciled at Xuanwumennei Street, n. 8, District of Xicheng, City of Beijing, China;

(ii) with 643,835,134 votes in favor, representing 63.25% of the Company’s capital stock, 4,475,331 votes against, representing 0.44% of the Company’s capital stock and 114,994,067 abstentions, representing 11.30% of the Company’s capital stock, Mr. DAOBIAO CHEN, Chinese, married, business manager, passport n. PO1746365, resident and domiciled at Yushan Road, n. 35, 100 lane, New District of Pudong, City of Shanghai, China;

(iii) with 644,559,246 votes in favor, representing 63.32% of the Company’s capital stock,  3,751,223 votes against, representing 0.37% of the Company’s capital stock and 114,994,067 abstentions, representing 11,30% of the Company’s capital stock, Mr. YANG QU, Chinese, married, business manager, passport n. PE0465763, identification number (RNE) n. V743663-N, inscribed in the individual taxpayer’s register (CPF/MF) under n. 061.362.877-22, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, at the City of Rio de Janeiro, State of Rio de Janeiro, Brazil;

(iv) with 644,581,757 votes in favor, representing 63.32% of the Company’s capital stock 3,728,500 votes against, representing 0.37% of the Company’s capital stock and 114,994,275 abstentions, representing 11.30% of the Company’s capital stock, Sr. YUMENG ZHAO, Chinese, married, business manager, passport n. PE0951665, resident and domiciled at Yonghong Road, n. 11, District of Luyang, City of Hefei, County of Anhui, China;

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

(v) with 646,709,852 votes in favor, representing 63.53% of the Company’s capital stock,  1,122,807 votes against, representing 0.11% of the Company’s capital stock and 115,471,873 abstentions, representing 11.34% of the Company’s capital stock, Mr. ANDRE DORF, Brazilian, married, business manager, identification number (RG) n. 14.379.624-0 issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under n. 170.751.778-93, resident and domiciled at the City of São Paulo, State of São Paulo, with office at Gomes de Carvalho Street, n. 1510, 14th floor, n. 142, City of São Paulo, State of São Paulo, Brazil;

(vi) with 647,689,671 votes in favor, representing 63.63% do of the Company’s capital stock, 141,884 votes against, representing 0.01% do of the Company’s capital stock and 115,472,977 abstentions, representing 11.34% of the Company’s capital stock, as independent member, in accordance with item 4.3.3 of the Listing Rules of Novo Mercado of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and to the paragraphs 1 and 3 of article 15 of the Company’s Bylaws: Mr. ANTONIO KANDIR, Brazilian, divorced, engineer, identification number (RG) n. 4.866.700-6 issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under n. 146.229.631-91, resident and domiciled at the City of São Paulo, State of São Paulo, with office at Gomes de Carvalho Street, n. 1510, 14th floor, n. 142, City of São Paulo, State of São Paulo, Brazil The director hereby elected has informed the shareholders that he currently holds the position of member of the board of directors in Coimex Empreendimentos e Participações Ltda., which holds a minority equity interest in Companhia Energética de Petrolina; the shareholders resolved, however, by unanimous decision, to acknowledge that such circumstance does not constitute the obstacle set forth in Article 147, paragraph 3, I, of the Brazilian Corporate Law for his election as member of the board of directors of CPFL Energia; and

(vi) with 608,096,169 votes in favor, representing 59.74% of the Company’s capital stock, 911,280 votes against, representing 0.09% of the Company’s capital stock and 154,297,083 abstentions, representing 15.16% of the Company’s capital stock, as independent member, in accordance with item 4.3.3 of the Listing Rules of Novo Mercado of BM&FBOVESPA S.A. and to the paragraphs 1 and 3 of article 15 of the Company’s Bylaws: Mr. MARCELO AMARAL MORAES, Brazilian, married, graduated in economy,  identification number (RG) n. 71788897 IFP/RJ, inscribed in the individual taxpayers register (CPF/MF) under n. 929.390.077-72, resident and domiciled at the City of São Paulo, State of São Paulo, with office at Gomes de Carvalho Street, n. 1510, 14th floor, n. 142, City of São Paulo, State of São Paulo, Brazil.

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

The Directors elected herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under Article 147 and its paragraphs of Brazilian Corporate Law to hold their respective positions and that there isn’t any legal restriction that prevents their election, as stated in CVM Rule n. 367/02; and (ii) the term of investiture, in the Board of Directors’ Book and the Statement of Consent provided for by the Listing Rules of Novo Mercado of BM&FBovespa, through which they undertake to follow the rules stated therein. The investiture of the elected Directors will be conditioned, as applicable, to the granting of the respective visa or to the appointing of a representative resident in Brazil, pursuant to Article 146 paragraph 2 of Brazilian Corporate Law.

(e) Elect, by majority, to compose the Company’s Fiscal Council, with term of office of one (1) year, or until the date of the Annual Shareholders Meeting that will be held on 2018, pursuant to item “e” of article 8 and caput of article 26 of the Company’ Bylaws:

(i) with 647,481,315 votes in favor, representing 63.61% of the Company’s capital stock, 804,700 votes against, representing 0.08% of the Company’s capital stock and 115,018,517 abstentions, representing 11.30% of the Company’s capital stock, Mr. YUEHUI PAN, Chinese, married, accountant, registered under passport n. PO1652008, identification number (RNE) n. V739928-Q, inscribed in the individual taxpayer’s register (CPF/MF) under n. 061.539.517-16, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, as effective member; Mr. CHENGGANG LIU, Chinese, married, accountant, passport n. PE0820071, identification number (RNE) n. G268761-U, inscribed in the individual taxpayer’s register (CPF/MF) under n. 063.843.197-21, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, as his deputy.

(ii) with 647,499,103 votes in favor, representing 63.61% of the Company’s capital stock, 797,446 votes against, representing 0.08% of the Company’s capital stock and 115,007,983 abstentions, representing 11.30% of the Company’s capital stock, Mrs. RAN ZHANG, Chinese, married, accountant, of passport n. PE0935049, identification number (RNE) n. G299542-J, inscribed in the individual taxpayer’s register (CPF/MF) under n. 063.980.997-96, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, as effective member; and Mr. JIA JIA, Chinese, married, accountant, passport n. PE0820075, identification number (RNE) n. G260661-0, inscribed in the

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

individual taxpayer’s register (CPF/MF) under n. 063.817.437-60, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with office at Presidente Vargas Avenue, n. 955, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, as her deputy.

(iii) with 585,125,454 votes in favor, representing 57.48% of the Company’s capital stock, 821,342 votes against, representing 0.08% of the Company’s capital stock and 140,887,157 abstentions, representing 13.84% of the Company’s capital stock, Mr. RICARDO FLORENCE DOS SANTOS, Brazilian, married, business manager, identification number (RG) n. 6.231.779-9-SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under n. 812.578.998-72, resident and domiciled at the City of São Paulo, State of São Paulo, with office at Gomes de Carvalho Street, n. 1510, 14th floor, n. 142, City of São Paulo, State of São Paulo, Brazil, as effective member; and Mr. REGINALDO FERREIRA ALEXANDRE, Brazilian, married, economist, identification number (RG) n. 8.781.281-SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under n. 003.662.408-03, resident and domiciled at the City of São Paulo, State of São Paulo, with office at Gomes de Carvalho Street, n. 1510, 14th floor, n. 142, City of São Paulo, State of São Paulo, Brazil, as his deputy.

The members of the Fiscal Council elected herein will take office after signing (i) the declaration that they have the necessary qualifications and meet the requirements under Article 162 of Brazilian Corporate Law to hold their respective positions, and (ii) the term of investiture, reported in the Fiscal Council’s Book, and the Statement of Consent provided for by the Listing Rules of Novo Mercado of BM&FBovespa, through which they agree with all terms and conditions established in the Rules of the Market Arbitration Chamber (CAM). The investiture of the elected members of the Fiscal Council will be conditioned, as applicable, to the granting of the respective visa, pursuant to Article 146, paragraph 2 of the Brazilian Corporate Law.

(f) Fix, by majority, with abstentions with 706,939,704 votes in favor, representing 69.45 of the Company’s capital stock, 21,041,069 votes against, representing 2.07% of the Company’s capital stock and 35,323,759 abstentions, representing 3.47% of the Company’s capital stock, pursuant the item “f” of article 8 of the Company’s Bylaws, the overall compensation of the Company’s Managers, in the amount of up to twenty-two million, five hundred and thirty-nine thousand, nine hundred and sixty-eight reais and thirty-one cents (R$22,539,968.31), for the period of May 2017 to April 2018, in this amount are included benefits and charges. Of the total amount of remuneration proposed to the Company's Managers, the amount of six hundred and six thousand, five hundred and sixty-five reais and forty-four cents (R$606,565.44) is allocated to the fixed remuneration of the Board of

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

Directors; and the maximum amount of twenty-one million, nine hundred and thirty-three thousand, four hundred and two reais and eighty-seven cents (R$21,933.402,87) to the fixed and variable remuneration of the Board of Executive Officers; and

(g) Fix, by majority of votes, with abstentions with 727,818,715 votes in favor, representing 71.50% of the Company’s capital stock, 208,40 votes against, representing 0.02% of the Company’s capital stock and 35.,277,777 abstentions, representing 3.47% of the Company’s capital stock, pursuant the item “f” of article 8 and in paragraph 3 of article 26 of the Company’s Bylaws, the overall amount of the remuneration of the members of the Fiscal Council in the amount of two hundred and four thousand, five reais and twenty-three cents  (R$ 204,005.23), for the period from May 2017 to April 2018, respecting that, for each member in exercise, the minimum amount of not less than ten per cent (10%) of the remuneration that, on average, its attributed for each Officer, not including benefits, representation fees and profit sharing, pursuant to paragraph 3 of article 162 of Brazilian Corporation Law.

In the Extraordinary General Meeting:

(a) Approve, by majority of votes,with abstentions with 693,282,877 votes in favor, representing 68.11% of the Company’s capital stock, 35,915,284 votes against, representing 3.53% of the Company’s capital stock and 35,244,202 abstentions, representing 3.46% do capital social total da Companhia, the retification and ratification of overall compensation of the Company’s management approved for exercise of 2016, the amount being changed from twenty-seven million, six hundred and nineteen thousand, five hundred and fifty-four reais and fifty-nine cents (27,619,554.59) to thirty-one million, four hundred and sixty-four thousand, five hundred and eighty-one reais and sixty-eight cents (R$ 31,464,581.68 );

(b) Approve, by majority of votes, with abstentions with 729,033,507 votes in favor, representing 71.62% of the Company’s capital stock, 92,037 votes against, representing 0.01% of the Company’s capital stock and 35,316,819 abstentions, representing 3.47% of the Company’s capital stock,  the amendment of the Company’s Bylaws in order to: (i) to amend item “b” of article 2 to exclude from the Company's corporate purpose the rendering services related to telecommunications and data transmission services; (ii) amend the sole paragraph of article 10 to reflect termination of the Company's Shareholders Agreement and provide for majority approval; (iii) exclude paragraph 2 of article 14 to reflect the termination of the Company's Shareholders Agreement; (iv) amend article 15 to modify the minimum number of members of the Company's Board of Directors; (v) amend paragraph 1

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

of article 15 to determine the number of independent members of the Company’s Board of Directors, as well as to exclude the reference to the definition of independent board member defined in the New Market Regulation; (vi) amend paragraph 2 of article 15 to exclude the provisions regarding the rounding off the number of independent board members and define the concept of independent board members; (vii) amend article 16 to reflect the termination of the Company's Shareholders Agreement; (viii) amend item "a" of article 17 to establish the competence of the Board of Directors to approve the election of the members of the Board of Directors and Board of Executive Officers in the direct and indirect subsidiaries and/or associates of the Company; (ix) amend the items "i", "k", "m", "n" and "s" of article 17 to define new thresholds; (x) amend paragraph 1 of article 17 to make an editorial adjustment; (xi) amend paragraph 2 of article 17 to allow the Meeting of the Board of Directors to be convened by the Vice-Chairman; (xii) amend article 18 to change the number of members of the Board of Executive Officers, create the position of Deputy Chief Executive Officer and modify the nomenclature of some of the positions of the Board of Executive Officers; (xiii) include the new item "b" in article 18 to define the responsibilities of the Deputy Chief Executive Officer; (xiv) amend the old item "c" of article 18 to reflect the exclusion of the rendering services related telecommunications services and transmission of data of the Company's corporate purpose; (xv) amend the old item "e" of article 18 to reflect the exclusion of the rendering services related telecommunication services and data transmission, as well as to include new responsibilities to the respective Officer to reflect the organizational adjustments; (xvi) amend the old item "f" of article 18 to reflect changes in the Company's organizational structure; (xvii) amend the old item "g" of article 18 to reflect the changes in the Company's organizational structure;(xviii) amend article 20 to confer powers on the Board of Directors to appoint the substitute to the position of Chief Executive Officer in case of vacancy; (xix) amend paragraph 1 of article 20 to confer powers on the Board of Directors to indicate among the members of the Board of Executive Officers the replacement for the Chief Executive Officer in his temporary impediments; (xx) amend item “e” article 21 to define new thresholds; (xxi) amend article 26 to establish an exact number for the composition of the Fiscal Council; (xxii) include the new paragraph 1 to article 26 to establish that at least one member of the Fiscal Council shall be independent; (xxiii) exclude article 46 to reflect the termination of the Company's Shareholders Agreement; (xiv) amend article 47 to reflect the termination of the Company's Shareholders Agreement; and (xxv) renumber all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above; e

(c) Approve, by majority of votes, with abstentions with 729,120,533 votes in favor, representing 71.63% of the Company’s capital stock, 50,523 votes against, representing 0% of the Company’s capital stock and 35,271,307 abstentions, representing 3.47% of the

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

Company’s capital stock, the general consolidation of the Company’s Bylaws, which will be in force, as of this date, with the wording contained in Annex I, which is included in this Minutes for all legal purposes and will be made available in the Company’s website.

VIII. Closure:

There being no further matters to discuss, the Presiding Board suspended the meeting for the time required to draw up these minutes. After the meeting, the minutes were read, approved and signed by the Presiding Board, the Secretary and the present shareholders.

YUHAI HU Presiding Board
GISÉLIA DA SILVA Secretary

Shareholders Attendance:

STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA., by its legal representative, Mr. Yang Qu.

ESC ENERGIA S.A., by its legal representative, Mr. Yang Qu.

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

(Continuation of the signature pages of the Minutes of the Annual and Extraordinary General Meetings held on April 28, 2017)

BNP PARIBAS AÇORES FI AÇÕES, BNP PARIBAS LONG AND SHORT FI MULTIMERCADO, ENERGIA SÃO PAULO FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO DE INVESTIMENTO EM AÇÕES FUNEPP, by its attorney-in-fact, Ricardo Aparecido de Assunção.

CAMARGO CORRÊA S.A, BONAIRE PARTICIPAÇÕES S.A., by its attorney-in-fact, Gisélia Silva.

CITIBANK, N.A., represented by Banco Bradesco S.A., by its attorney-in-fact, Mr. José Donizette de Oliveira

FIDELITY INVESTMENT MONEY MANAGEMENT INC, JNL MELLON CAPITAL EMERGING MARKETS INDEX FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STICHTING PENSIOENFONDS VOOR HUISARTSEN, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ40045835, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ40045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB40045796, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE, OPTIMIX WHOLESALE GLOBAL EM. MARK. SHARES TRUST, STATE SUPER FINANCIAL SERVICES INTL. EQUITIES SECTOR TRUST, BUREAU OF LABOR FUNDS – LABOR PENSION FUND, TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUP. SCREME, MISSOURI EDUCATION PENSION TRUST, AQR FUNDS -  AQR EMERGING MULTI – STYLE FUND, STICHING JURIDISCH EIGENAAR ACTIAM BEL., WISDOMTREE EMERGING MARKETS EX STATE OWNED ENT. FUND, THE MASTER TRUST BANK OF JAP LTD.  AS TR FOR  MTBJ 40045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB40045792, by its attorney-in-fact, Mr. Ricardo Aparecido de Assunção.

PATRICIA V. THOMAZELLI MAGALHÃES FONSECA

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

(Continuation of the signature pages of the Minutes of the Annual and Extraordinary General Meetings held on April 28, 2017)

Shareholders attendance through distance vote:

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; MANAGED PENSION FUND LIMITED; NORGES BANK; OHIO POLICE AND FIRE PENSION FUND; STATE GENERAL RESERVES FUND; STATE ST B AND T C INV F F T E RETIR PLANS; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT ALLOWANCES; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS E; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; FLORIDA RETIREMENT SYSTEM TRUST FUND; GE INVESTMENTS FUNDS, INC.; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; THE STATE NEBRASKA JUDGES STATE P S R SYSTEMS; WASHINGTON STATE INVESTMENT BOARD; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; LEGG MASON GLOBAL FUNDS PLC; NEW ZEALAND SUPERANNUATION FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; INTERNATIONAL MONETARY FUND; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOI; NAV CANADA PENSION PLAN; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHUR; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDE; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; CMLA INTERNATIONAL SHARE FUND; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; BLACKROCK LIFE LIMITED   DC OVERSEAS EQUITY FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQ; ISHARES PUBLIC LIMITED COMPANY; AT&T UNION WELFARE BENEFIT TRUST; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDE; WORKERS COMPENSATION INSURANCE FUND; STANLIB FUNDS LIMITED; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; PARAMETRIC EMERGING MARKETS FUND; COMMONWEALTH BANK GROUP SUPER; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES II PUBLIC LIMITED COMPANY; SUNSUPER SUPERANNUATION FUND; SPDR S&P EMERGING MARKETS ETF; THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRU; EMERGING MARKETS INDEX NON-LENDABLE FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VIRGINIA RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COO; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER; BURROUGHS WELLCOME FUND; CANADA PENSION PLAN INVESTMENT BOARD; METZLER STRATEGIC INVESTMENTS PLC/GLOBAL OPPORTUNI; FUTURE

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

FUND BOARD OF GUARDIANS; CALVERT IMPACT FUND, INC.-CALVERT G. ENERGY SOLUTI; NTGI-QM COMMON DAILY EMERGING MARKETS EIF – LENDIN; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; NORTHERN TRUST INVESTIMENT FUNDS PLC; ISHARES MSCI BRIC ETF; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM;EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INV; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LE; AMERICAN HEART ASSOCIATION, INC.; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; BELLSOUTH CORPORATION RFA VEBA TRUST; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX; ISHARES MSCI EMERGING MARKETS ETF; BNY MELLON TR & DEP (UK) LIMITED AS T OF BEME TRAC; POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; EMERGING MARKETS INDEX NON-LENDABLE FUND B; COMMONWEALTH EMERGING MARKETS FUND 6; BMO MSCI EMERGING MARKETS INDEX ETF; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F-; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUIT; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX; PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; FIAM GLOBAL EX U.S. INDEX FUND, LP; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; SSGA SPDR ETFS EUROPE I PLC; ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY; ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTE; ISHARES MSCI ACWI EX U.S. ETF; ST. JAMES S PLACE GLOBAL EQUITY UNIT TRUST; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX F; DIGNITY HEALTH; STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK; MERCER GLOBAL EQUITY FUND; ISHARES BROAD EMERGING MARKETS FUND; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; E V INTER (IRL) F PLC - E V INTER (IRL) P EMERGING; ISHARES MSCI BRAZIL UCITS ETF (ACC); ARROWSTREET US GROUP TRUST; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOL; POWERSHARES S P EMERGING MARKETS LOW VOLATILITY PO; MERCER QIF FUND PLC; EMERGING MARKETS OPPORTUNITIES LR FUND; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BEN; VICTORIAN SUPERANNUATION FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I AL; CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; ISHARES VI PUBLIC LIMITED COMPANY; BLACKROCK MSCI EMERGING MARKETS MINIMUM VOLATILITY; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY F; ST STR  RUSSELL FUND GL EX U.S. INDEX NON LEND COM; COMMONWEALTH GLOBAL SHARE FUND 28; SCOTTISH WIDOWS INVESTMENT

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

SOLUTIONS FUNDS ICVC- F;ACADIAN EMERGING MARKETSMANAGED VOLATILITY E F L; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-AS; FTSE RAFI EMERGING INDEX NON-LENDABLE FUND; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY; AMERICAN BEACON ACADIAN EMERGING MARKETS M VOLATIL STATE STREET IRELAND UNIT TRUST; AQUILA EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQ; ST STR MSCI ACWI EX USA IMI SCREENED NON LENDING C; ANCHOR GLOBAL EMERGING MARKETS EQUITY FUND; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; BLACKROCK ASSET MANAGEMENT SCHWEIZ AG ON B OF BIFS; DREYFUS OPPORTUNITY FUNDS   DREYFUS STRATEGIC BETA; EMERGING MARKETS EQUITY ESG SCREENED FUND B; SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQ; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPR; ISHARES MSCI ACWI LOW CARBON TARGET ETF; INTECH EMERGING MARKETS MANAGED VOLATILITY FUND; ACADIAN ALL COUNTRY W MANAGED VOLATILITY EQUITY FU; ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST; VOYA INVESTMENT MANAGEMENT CO. LLC; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; ARROWSTREET  CANADA  GLOBAL WORLD ALPHA EXTENSION; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGE; COMMONWEALTH GLOBAL SHARE FUND 30; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COMPASS EMP EMERGING MARKET 500 VOLATILITY WEIGHTE; COLONIAL FIRST STATE INVESTMENT FUND 10; GUIDEMARK EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FA; FUNDAMENTAL LOW V I E M EQUITY; NORTHERN TRUST UCITS FGR FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; THE NORTH CAROLINA SUPPLEMENTAL RETIREMENT PLANS G; ARROWSTREET CANADA  GLOBAL ALL COUNTRY ALPHA EXT; ISHARES MSCI EM ESG OPTIMIZED ETF; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDE; NAVARRO 1 FUND LLC; ISHARES IV PUBLIC LIMITED COMPANY; THE MASTER TRUST BANK OF JAP  LTD. AS T FOR HSBC B; THE MASTER TRUST BANK OF JAPAN  LTD. AS T FOR HSBC; AQR EMERGING ENHANCED MINIMUM VOLATILITY EQUITY FU; OPPENHEIMER GLOBAL ESG REVENUE ETF; MM SELECT EQUITY ASSET FUND; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUS; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI.

Minutes of the Annual and Extraordinary General Meetings of April 28, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 5, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.